DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

03017083

NO ACT
P.E 1-7-03
1-41

March 10, 2003

Scott R. Haber
Latham & Watkins LLP
505 Montgomery Street, Suite 1900
San Francisco, CA 94111-2562

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: Safeway Inc.
Incoming letter dated January 7, 2003

Dear Mr. Haber:

This is in response to your letter dated January 7, 2003 concerning the shareholder proposal submitted to Safeway by the Massachusetts Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Linda Priscilla
Corporate Governance Advisor
Laborers' International Union of
North America Corporate Governance Project
905 16th Street, N.W.
Washington, DC 20006

CR

RECEIVED
2003 JAN -9 AM 9:24
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 7, 2003

FILE No. 014029-0345

BY HAND DELIVERY

Rule 14a-8 Under the Securities Exchange Act of 1934

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal of Massachusetts Laborers' Pension Fund for Inclusion in Safeway Inc.'s 2003 Proxy Materials

Ladies and Gentlemen:

Safeway Inc., a Delaware corporation (the "Company"), has received a stockholder proposal and supporting statement (the "Proposal") submitted by the Massachusetts Laborers' Pension Fund (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (the "Proxy Materials"). On behalf of the Company, I write to inform you that the Company intends to omit the Proposal from the Proxy Materials and to request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action if the Company does so.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are: (1) one original and five copies of this letter, which includes a statement of the reasons why the Company believes it may exclude the Proposal; and (2) six copies of the letter from the Proponent dated November 25, 2002 submitting the Proposal (Attachment A). A copy of this letter is also being sent to the Proponent to notify it that Safeway intends to omit the Proposal from the Proxy Materials.

The Proposal and Bases For Omission

The Proposal requests that the board of directors of the Company (the "Board") adopt an executive compensation policy that all future stock option grants to senior executives be performance-based. The Proposal defines a performance-based option as one in which the exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

The Proposal has terms and conditions that conflict with those set forth in the Company's own proposal to be submitted to the stockholders at the Company's 2003 Annual Meeting and is properly excludable from the Proxy Materials. If the Proposal were included in the Proxy Materials with the Company Proposal, the Company's stockholders would be presented with alternative and conflicting decisions, and if both proposals were approved, it would lead to inconsistent and ambiguous results. Additionally, the Proposal is excludable because it violates the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.

1. The Proposal Conflicts With The Company's Proposal For An Equity Participation Plan To Be Submitted To The Stockholders At The 2003 Annual Meeting And May Be Excluded From The Proxy Materials Under Rule 14a-8(i)(9).

Rule 14a-8(i)(9) permits a company to exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to the shareholders at the same meeting." The purpose of this exclusion is to prevent abuses of the stockholder process, see Release No. 33-19135, at n. 29 (October 14, 1982), by holders who are in substance seeking to oppose a proposal submitted by the company by using the company's own proxy and proxy statement, and to prevent confusion resulting from the adoption of two proposals covering the same subject matter which could lead to inconsistent results.

At the Company's 2003 Annual Meeting, the Company intends to submit to the shareholders a proposal (the "Company Proposal") to approve a new equity participation plan (the "Plan") similar to the Company's existing equity participation plan (or to approve the amendment of the existing equity participation plan to authorize the additional issuance of shares thereunder). The Plan will provide for options, restricted stock awards and stock appreciation rights, among other awards, to the Company's directors, consultants and employees, including its senior executives. The Plan will be administered by a committee of independent directors (the "Committee"). The Plan will grant broad discretion to the Committee to determine the terms and conditions of stock options and other awards to employees and officers, including whether or not stock options will be performance-based. The Plan does not limit the Committee's discretion to granting only "performance-based" options. Therefore, the terms of the Proposal – which would limit the stock option grants to performance-based options – is in direct conflict with the Company Proposal – which contains no such limitation.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), the Staff has consistently permitted companies to exclude stockholder proposals if there is some basis for concluding that the stockholder proposal and the company's proposal present alternative and conflicting decisions for stockholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. The Staff has consistently permitted companies to exclude stockholder proposals that seek to limit or eliminate the issuance of stock options when the company is itself proposing a stock option plan that does not contain those limitations at the same meeting. *See, e.g., Croghan Bancshares, Inc.* (March 13, 2002) (stockholder proposal requiring that directors be excluded from participation in the company's stock options and incentive plans excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to directors and gave committee broad discretion in selecting participants); *First Niagara Financial Group, Inc.* (March 7, 2002) (stockholder proposal requesting that officers and directors consider replacing stock option grants with cash bonuses excludable because it conflicted with a company proposal to adopt a new stock option plan that allowed grants to officers and directors); *Osteotech, Inc.* (April 24, 2001) (stockholder proposal requesting discontinuance of stock option grants to executive officers and directors excludable because it conflicted with company proposal to adopt a new option plan that granted broad discretion to committee to determine the identity of recipients of stock option awards); *Phillips-Van Heusen Corporation* (April 21, 2000) (stockholder proposal that officers and directors consider the discontinuance of all stock options and other awards for top management excludable because it conflicted with company proposal to adopt certain bonus, incentive and stock option plans); *Mattel, Inc.* (March 4, 1999) (stockholder proposal that the directors consider the discontinuance of all bonus, stock options and other awards for top management excludable because the proposal conflicted with company proposal to adopt a long-term incentive plan for payment of bonuses to members of management); *Eastman Kodak Company* (February 1, 1999) (stockholder proposal that officers and directors consider the discontinuance of all stock options and other awards for top management excludable because the proposal conflicted with a company proposal to adopt certain bonus, incentive and stock option plans); *General Electric Corporation* (January 28, 1997) (stockholder proposal requiring stock options to be adjusted for inflation excludable because it conflicted with company proposal to adopt a long-term incentive plan giving committee broad discretion in determining exercise price); *Rubbermaid Incorporated* (January 16, 1997) (stockholder proposal requiring that all future stock options be granted at market price indexed for inflation excludable because it conflicted with company proposal to adopt amend stock option plan that did not provide for inflation adjustments); *SBC Communications, Inc.* (January 15, 1997) (stockholder proposal requiring stock options to be adjusted for inflation excludable because it conflicted with company proposal to adopt a stock savings plan providing that shares were to be purchasable at fair market value on the date of grant).

The Proposal is in direct conflict with the Company Proposal. Under the Plan being proposed in the Company Proposal, the Committee will have broad discretion to determine the exercise price of options to employees and officers. The Proposal seeks to limit the Committee's discretion by requiring that all options granted to senior executives be "performance-based," or have an exercise price indexed to a peer group stock performance index. It would confuse the Company's stockholders to be presented with both proposals. Additionally, if the stockholders were to approve both the Company Proposal and the Proposal, they would on the one hand grant the Committee broad discretion to determine the exercise price of stock options, while on the other hand limit that discretion by requiring that only performance-based options be granted to senior executives. This is exactly the kind of ambiguous and inconsistent result that Rule 14a-8(i)(9) was designed to prevent.

The Proposal is excludable under 14a-8(i)(9) even though the Committee could grant only performance-based options under the Plan, and thus comply with the Proposal. In *Osteotech*, the proponent argued that the company's proposed stock option plan did not conflict with the stockholder's proposal that stock options not be granted to certain officers or directors. The proponent reasoned that an actual conflict could be avoided because the committee could implement the proponent's proposal by choosing not to approve grants to those individuals. The Staff granted the company's no-action request, noting the conflict between the stockholder proposal and the company plan and concluding that "submitting both proposals to a vote could provide inconsistent and ambiguous results." Thus, even if the Committee could comply with the Proposal within the framework of the Plan, approval of both the Company Proposal and the Proposal would lead to an inconsistent and ambiguous mandate regarding stock options to senior executives. As a result, the Proposal may be omitted under Rule 14a-8(i)(9).

2. The Proposal Violates The Commission's Proxy Rules And May Be Omitted Under Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a stockholder proposal and supporting statement may be excluded where they are "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Staff Legal Bulletin No. 14 (July 13, 2001) states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, the Staff may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing shareowner proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance . . . is not beneficial to all participants in the shareowner proposal process and diverts resources away from analyzing core issues arising under rule 14a-8." Here, the Proposal contains so many obvious deficiencies and inaccuracies that Staff review of the Proposal would be unproductive and would require such detailed and extensive editing to eliminate or revise false and misleading statements that the Proposal must be completely excluded.

A. The Proposal is vague and indefinite because it is subject to differing interpretations.

The Proposal requests that the Board adopt a policy that would apply to stock option grants to "senior executives." However, the Proposal fails to define the term "senior executives." The Company and the stockholders could assume the term refers to the Company's principal executive officers, or the five named executives in its annual report or proxy statement, or the Company's "Officers" as defined by Rule 16a-1 of the Exchange Act. On its face, the Proposal offers no guidance as to which, if any, of these interpretations of "senior executives" is correct. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 2001). Absent a clear definition of "senior executives," neither the stockholders, nor the Company, understands what they are being asked to vote on or implement. The Proposal may therefore be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite.

B. The Proposal is false and misleading because it omits material information.

The Proposal fails to state that, if adopted, it would have serious accounting implications. The omission of this material information makes the Proposal false and misleading. To date, the Company's options have had a fixed exercise price, and therefore the Company has not been required to record on its income statement any expense related to stock option grants. Under the Proposal, however, the exercise price of performance-based options would not be known on the date of grant. Under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, the Company would be required to periodically remeasure the compensation expense of such performance-based options until the performance target is resolved and the exercise price of the options is known. The use of performance-based options could have a material impact on the Company's calculation of expense, which in turn, could affect the Company's net income and earnings per share. Because the Proposal fails to describe the significant accounting implications of the use of performance-based options, shareholders cannot understand the full impact of the Proposal they are being asked to vote upon and the Proposal is false and misleading and should be excluded pursuant to Rule 14a-9.

C. The Proposal is false and misleading because it contains untrue statements and unsubstantiated opinions.

The Proposal is virtually identical to the proposals that were subject to the Staff's recent no-action letters in *Hewlett-Packard Company* (December 27, 2002) and *Tyco International, LTD.* (December 16, 2002) and contains statements the Staff found excludable in *Halliburton Co.* (January 31, 2001). In those no-action letters, the Staff analyzed proposals and supporting statements that are identical to the Proposal and its supporting statement and found a number of deficiencies and inaccuracies. Particularly, the Staff concluded that:

- the sentence that begins "While salaries and bonuses compensate . . ." and ends ". . . achieving long term results" was unsubstantiated and required factual citation to a specific source;

- the sentence that begins "Unfortunately, stock option grants. . . "and ends ". . . well beyond those merited" needed to be recast as the proponent's opinion;

- the sentence that begins "It has become abundantly clear . . ." and ends ". . . extraordinary company performance" was unsubstantiated and needed to be recast as the proponent's opinion;

- the sentence that begins "Indexed stock options . . . " and ends ". . . primary competitors" was unclear and needed to be revised to indicate that the statement was referring to only one type of "indexed stock options;" and

- the sentence that begins "In response to strong negative public . . ." and ends ". . . advocated in this resolution" was unsubstantiated and required factual support in the form of citation to a specific sources and identification of the entities referenced in the sentence.

In the interest of brevity, all of the arguments cited by Tyco's and Hewlett Packard's counsel in Section II of their respective letters to the Commission are expressly incorporated herein by reference. *See Hewlett-Packard Company* (December 27, 2002); *Tyco International, LTD.* (December 16, 2002); *Halliburton Co.* (January 31, 2001).

If the Staff is unable to concur with the Company's conclusion that that Proposal should be excluded in its entirety because of the numerous false and misleading statements contained therein, the Company respectfully requests that the Staff recommend exclusion and/or revision of the referenced statements in the manner described in *Tyco* and *Hewlett-Packard.*

Conclusion

For the foregoing reasons, we respectfully request that the Staff not recommend to the Commission any enforcement action should the Company omit the Proposal from its Proxy Materials.

Safeway anticipates that drafts of the Proxy Materials will be sent to the printer on or about March 28, 2003. We would appreciate a response from the Staff as promptly as possible. If the Staff disagrees with our conclusions that the Proposal may be omitted from the Proxy Materials or requires additional information in support of our conclusions, we would appreciate the opportunity to confer with you prior to the issuance of your response. If you have any questions regarding any aspect of this request, please call John Huber at (202) 637-2242, or the undersigned at (415) 395-8137.

Please acknowledge your receipt of this letter by time stamping the enclosed copy of this letter and returning it to us in the enclosed preaddressed, prepaid envelope. Thank you for your consideration.

Very truly yours,

Scott R. Haber/DZ

Scott R. Haber
of LATHAM & WATKINS

Enclosures

cc: Linda C. Sayler, Esq.
John J. Huber, Esq.
Massachusetts Laborers' Pension Fund
Kier Gumbs, Esq.

SF\399792.5

ATTACHMENT A

MASSACHUSETTS LABORERS' PENSION FUND

14 NEW ENGLAND EXECUTIVE PARK • SUITE 200
P.O. BOX 4000, BURLINGTON, MASSACHUSETTS 01803-0900
TELEPHONE (781) 272-1000
FAX (781) 272-2226
1(800)342-3792

SENT VIA FAX (925) 467-3231

November 25, 2002

Mr. Robert A. Gordon, Secretary
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588.

SUBJECT: Shareholder Proposal

Dear Mr. Gordon:

On behalf of the Massachusetts Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Safeway Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 3,700 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission.

The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Mr. Robert A. Gordon, Secretary
November 25, 2002
Page 2

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Very truly yours,

Thomas P. V. Masiello
Administrator

TPVM/dmk
Enclosure

Cc. Linda Priscilla

Indexed Options Proposal

Resolved, that the shareholders of Safeway, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 7, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to conclude that Safeway has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Safeway may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Safeway may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Gail A. Pierce
Attorney-Advisor